[King & Spalding Letterhead]

1185 Avenue of the Americas New York, New York 10036-4003 Tel: (212) 556-2100 Fax: (212) 556-2222 www.kslaw.com

Tracy Kimmel Direct Dial: (212) 556-2294 tkimmel@kslaw.com

November 17, 2009

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549-3561

Attn: John Reynolds, Assistant Director

Re:	Cellu Tissue Holdings, Inc.

Registration Statement on Form S-1

Filed October 16, 2009

File No. 333-162543

Dear Mr. Reynolds:

On behalf of Cellu Tissue Holdings, Inc. (the “Company”), we are delivering (and transmitting via EDGAR) with this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) the following:

•	Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (File No. 333-162543) (the “Registration Statement”), together with the exhibits thereto; and

•	Amendment No. 1, without exhibits, marked to show changes from the Registration Statement filed on October 16, 2009 (the “Original Registration Statement”).

We are responding to the Staff’s comments contained in its letter, dated November 13, 2009. For your convenience, this letter sets forth in italics each of the Staff’s comments before each response.

Securities and Exchange Commission

November 17, 2009

Form S-1

General

1. In the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit. Please note the staff may have comments on the non-430A disclosure included in your amended filing.

Response: The Company confirms that it will fill in any remaining blanks, other than the information that Rule 430A permits the Company to omit from the Registration Statement, in an amendment to the Registration Statement filed with the Commission, prior to circulating any preliminary prospectus to potential investors.

2. Prior to the effectiveness of the registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no concerns with respect to the proposed underwriting arrangements.

Response: The Company confirms that prior to effectiveness of the Registration Statement, it will furnish the Staff with a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no concerns with respect to the proposed underwriting arrangements.

3. You refer in several places to agreements, plans, charters and other documents that will be finalized “[u]pon completion” of the offering, “prior to the closing of this offering, “[f]ollowing this offering” or otherwise. As non-exclusive examples, see pages 9 and 76. With a view to disclosure, please advise when you will file or make available such information. We may have further comment.

Response: The Company confirms that it will file all required exhibits prior to effectiveness of the Registration Statement. Specifically, the Company intends to file a form of its Amended and Restated Bylaws and a form of its Amended and Restated Certificate of Incorporation with Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. Other documents (such as committee charters for the Company’s board of directors committees) will be posted, to the extent required, on the Company’s website prior to the closing of the offering. The Company has also revised the disclosure in Amendment No. 1 to clarify the timing of the availability of such information, as requested. See pages 76 and 77 of Amendment No. 1.

Back Cover Page of Prospectus

4. Please provide the dealer prospectus delivery information required by Item 502(b) of Regulation S-K. See Item 2 of Form S-1.

Response: The Company has added the dealer prospectus delivery information to the back cover page of the prospectus in Amendment No. 1 as requested.

Securities and Exchange Commission

November 17, 2009

Industry and Market Data, page i

5. It is unclear if the references to “net sales” and “product mix” are to your own sales and products. If so, it is unclear why you would rely on third party data for such information. Please revise or advise.

Response: The industry and market data paragraph is not intended to address Company information. Accordingly, for clarity, the disclosure on page i of Amendment No. 1 has been revised as requested.

Summary, page 1

6. Please revise the second paragraph on page four to identify the customers for which sales have equaled 10 percent or more. See Item 101(c)(1)(vii) of Regulation S-K.

Response: The disclosure on page 4 of Amendment No. 1 has been revised as requested. Please also see page 71 of Amendment No. 1.

Summary Consolidated Financial Data for Cellu Tissue Holdings, Inc., page 10

7. We note your use of Adjusted EBITDA throughout the filing as an operating financial measure. In discussing your operating results, you discuss the significant growth in Adjusted EBITDA on page 3 and 63. You state this measure is useful to investors because it is used by management to evaluate your financial performance. However, we also note that adjusted EBITDA excludes stock based compensation and several other recurring items. It appears that you have eliminated recurring items to smooth earnings. As such, it appears that this non-GAAP financial measure is not in compliance with Item 10(e) of Regulation S-K. Your current disclosures do not demonstrate the usefulness of this measure and how it is used to evaluate performance considering that several of the items appear to be recurring in your ongoing operations. Accordingly, please revise your presentation to demonstrate the usefulness of this measure and explain how it complies with Item 10(e) of Regulation S-K. Refer to “Frequently asked Questions Regarding the Use of Non-GAAP Financial Measures” as issued by the Commission and Item 10(e) of Regulation S-K for detailed guidance.

Response: The Company has not excluded any item from Adjusted EBITDA in an attempt to smooth earnings. The Company evaluates its operating performance each period and critically evaluates items that it believes might impact how its securityholders view its performance. In making those decisions, the Company looks for infrequent items, including significant non-cash items that impact net income and Adjusted EBITDA that might be misleading if not specifically identified. The Company believes that stock compensation, which is a blend of cash and non-cash items, should be excluded from Adjusted EBITDA, and historically it has made this evaluation.

The Company has revised its disclosure on page 13 of Amendment No. 1 and removed the adjustment related to stock compensation in Adjusted EBITDA as requested. In addition,

Securities and Exchange Commission

November 17, 2009

because the Company believes stock compensation expense is important for its investors to make assessments about the Company’s operating performance, it has included a footnote, below the reconciliation table on page 13, that sets forth the stock compensation expense included in EBITDA and Adjusted EBITDA for each period presented.

The Company believes all other adjustments included in Adjusted EBITDA are non-recurring in nature and therefore appropriate. See also pages 12, 13 and 14 of Amendment No. 1, where the Company has revised its disclosure to further supplement its discussion of Adjusted EBITDA.

8. We also note that Adjusted EBITDA performance goals are used for annual bonus compensation. If your disclosure of Adjusted EBITDA relates to executive compensation only, then this disclosure should be confined to the executive compensation section of the filing and should comply with Instruction 5 to Regulation S-K Item 402(b).

Response: The Company presents Adjusted EBITDA because it believes it is useful to investors since it is used by management to evaluate the Company’s financial performance. The Company’s presentation of Adjusted EBITDA does not relate to executive compensation only.

Risk Factors, page 14

9. Please revise the subheading of the risk factor on page 15 to clarify the “certain risks.” Also, to place the risk in context, please revise the second bullet point to quantify the approximate amounts or percentages that are required to be dedicated to pay indebtedness.

Response: The disclosure on page 16 of Amendment No. 1 has been revised as requested. The Company respectfully notes that it cannot predict the portion of its cash flows from operations that will be required for payments on its indebtedness or obligations as the Company’s cash flows will vary depending on its results of operations in future periods. The Company has drafted its revisions accordingly.

10. Please revise the second risk factor on page 17 to quantify the fixed charge coverage ratio.

Response: The disclosure on page 18 of Amendment No. 1 has been revised as requested.

11. To further place the risk in context, please revise the first risk factor on page 24 to quantify the price at which Weston Presidio purchased the shares that are being sold in this offering.

Response: The disclosure on page 25 of Amendment No. 1 has been revised as requested. The Company notes that Weston Presidio V, L.P. has made several purchases of the Company’s securities over a three-year period. As a consequence, the Company has provided the aggregate of Weston Presidio V, L.P.’s investment in the Company because it believes this is the most meaningful presentation of this information to investors.

Securities and Exchange Commission

November 17, 2009

Use of Proceeds, page 27

12. Please expand to discuss each of the principal purposes for which you intend to use the net proceeds from the offering and revise to estimate the amounts intended for each purpose. See Item 504 of Regulation S-K. For example, it is unclear what estimated amount may be reserved for reducing indebtedness. In this regard, we note from pages A-5 and A-6 of the Indenture dated June 3, 2009 that there appear to be quantitative thresholds on partial and full redemptions following an Equity Offering prior to June 1, 2011.

Response: The Company has revised pages 8 and 28 of Amendment No. 1 to remove the reference to “general corporate purposes” as a use of the net proceeds from the offering. The Company intends to use all of the net proceeds it receives in the offering to reduce its debt obligations. Because the Company is not contractually obligated to repay or otherwise retire any of its debt currently, it has choices as to which debt to retire. The Company has refrained from making that decision and instead has deliberately chosen to preserve its options in this regard in order to obtain the most favorable pricing. With respect to the Indenture dated June 3, 2009, the Company does not anticipate that the Indenture’s redemption provisions will limit its ability to redeem its Senior Secured Notes due 2014 if it chooses to pursue that option. This is the case because the Company expects that the net proceeds it receives from the offering will be significantly less than the maximum redemption amount set forth in the Indenture. This will be more apparent once the allocation information is included in Amendment No. 2. In addition, please note that the Company has added additional disclosure regarding other indebtedness it may repay with the proceeds from the offering to comply with Item 504 of Regulation S-K. See page 28 of Amendment No. 1.

Management’s Discussion and Analysis, page 36

Liquidity and Capital Resources, page 50

13. Please revise to address in quantitative and qualitative terms the anticipated significant increase in long term debt maturities from 2010 to 2011.

Response: The Company does not anticipate that there will be a significant increase in long-term debt maturities from Fiscal 2010 to Fiscal 2011. The Company respectfully refers the Staff to the Company’s Contractual Obligations table on page 56 of Amendment No. 1. In July 2009, the Company refinanced its 9 3/4% Senior Secured Notes due 2010 with a portion of the net proceeds from the offering of its 11 1/2% Senior Secured Notes due 2014. Accordingly, because of this refinancing, the Company will not have a significant increase in long-term debt maturing in 2010 and 2011. The disclosure in the notes to the Contractual Obligations table on pages 56 and 57 has been revised to further clarify accordingly.

Management, page 74

Audit Committee, page 75

14. Please provide complete disclosure of the business experience of Messrs. Honey and Ferguson. It is unclear what their roles are at Weston Presidio.

Securities and Exchange Commission

November 17, 2009

Response: The disclosure on page 75 of Amendment No. 1 has been revised as requested.

15. We note the statement on page 75 that you will determine which of the future nominees will be audit committee financial experts. Please revise to disclose whether you have determined if either of the two existing members is an audit committee financial expert. Similarly, please revise with respect to the status of existing members as independent directors.

Response: The disclosure on pages 75 and 76 of Amendment No. 1 has been revised as requested.

Compensation Discussion and Analysis, page 77

16. Please revise your Compensation Discussion and Analysis to clarify who made the decision, set the policy, and so forth, instead of using the passive voice. Similarly, your discussion often references “[w]e” and “[o]ur,” but it is unclear if individuals other than the two current members of the compensation committee were involved in such decisions. For example, see the last paragraphs on page 77, the last paragraph on page 78 and the first paragraph on page 79.

Response: The disclosure has been revised as requested. See pages 78 through 86 of Amendment No. 1.

17. Also, please revise to address whether compensation policies may change significantly due to the addition of two independent members to the compensation committee. It is unclear if the board or the newly constituted compensation committee has set up the compensation program that will be used going forward.

Response: The Company anticipates that its existing compensation committee will approve its compensation program for the Company’s next fiscal year prior to the completion of the offering, which will be described in Amendment No. 2. Following the closing of the offering, the Company’s newly appointed compensation committee will have independent members. The Company expects that the compensation committee will evaluate the Company’s compensation policies for subsequent fiscal years and may adjust these policies as the committee deems appropriate.

18. Please revise your discussion to further clarify the way that qualitative inputs are ultimately translated into objective pay determinations. Your discussion should more clearly discuss how the compensation committee used the various tools to determine compensation amounts and structure, and explain why it reached its decisions regarding specific compensation amounts.

Response: The disclosure has been revised as requested. See pages 79, 80 and 81 of Amendment No. 1.

Securities and Exchange Commission

November 17, 2009

19. We note the reference to Hewitt Consulting on page 78, including statement that the advisor focused on companies of similar size in the manufacturing industry. Please provide the companies in the peer group and explain how they were selected.

Response: The disclosure on page 79 of Amendment No. 1 has been revised as requested.

Summary Compensation Table, page 82

20. We note the reference to a $513,982 payment to Mr. Morris in footnote (5) to cover income taxes related to restricted stock. With a view to disclosure, please advise us where you disclose the restricted stock.

Response: The disclosure on pages 85 and 93 of Amendment No. 1 has been revised as requested. Please also see page 88 of Amendment No. 1.

Principal and Selling Stockholders, page 94

21. Please tell us whether Weston Presidio V, L.P. is a broker-dealer or an affiliate of a broker-dealer.

Response: Weston Presidio V, L.P. is not a broker-dealer or an affiliate of a broker-dealer, as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Certain Relationships and Related Person Transactions, page 96

22. Please revise to disclose all related person transactions. We note the reference to an agreement with Terrapin Express Corp. on page F-58.

Response: The disclosure on page 103 of Amendment No. 1 has been revised as requested.

23. Please revise the last paragraph on page 96 to disclose the “certain financial targets.”

Response: The disclosure on page 100 of Amendment No. 1 has been revised as requested.

24. Please revise the description of the Management Agreement to further clarify your obligations regarding continuing obligations for “expense reimbursement and indemnification.”

Response: The disclosure on page 101 of Amendment No. 1 has been revised as requested.

Securities and Exchange Commission

November 17, 2009

Financial statements

Cellu Tissue Holdings, Inc. and Subsidiaries

Audited Consolidated Financial Statements

General

25. Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X and provide updated consents with any amendment.

Response: The Company acknowledges the requirements of Rule 3-12 of Regulation S-X and will continue to provide updated consents with our future amendments to Form S-1.

Consolidated statement of operations, page F-5

26. We note your statements of operations present separate line items entitled “stock and related compensation expense” and “vesting of stock option/restricted stock grants.” Please revise your financial statements to combine non·cash compensation with the amount of cash compensation paid to the same entities/individuals. Refer to the guidance in SAB Topic 14.F.

Response: The Company has reviewed the guidance in SAB Topic 14.F. Historically, the Company has presented stock-based compensation and related expenses separately on the face of its statement of operations because management believed it was useful to the users of the Company’s financial statements in evaluating the Company’s performance. All stock-based compensation awards were issued to individuals whose cash compensation is recorded in selling, general and administrative expense. A reclassification of stock compensation to selling, general and administrative expense does not impact gross margin or operating income trends and the Company believes this reclassification is not material to investors. However, the Company proposes to revise its future Exchange Act filings with the Commission to remove the separate line items “stock and related compensation expense” and “vesting of stock option/restricted stock grants” and include these expenses in selling, general and administrative expense.

Statement of changes in stockholders’ equity (deficiency), page F-6

27. We note the equity investment of $22,974,116 during the year ended February 28, 2009. Please reconcile this disclosure to equity investment by shareholders of $15,001,463 as disclosed in statement of cash flows, page F-7 and provide a note disclosing the details of the transactions.

Response: In accordance with the Staff’s request, the Company has listed the components of each of the “equity investments” below.

The equity investment in stockholders’ equity of $22,974,116 includes the following components:

•

$15.0 million of cash received from Cellu Parent Corporation used to partially fund the Company’s acquisition of its Long Island, New York and Thomaston, Georgia facilities from Atlantic Paper & Foil, (the “APF Acquisition”);

Securities and Exchange Commission

November 17, 2009

•	$6.7 million of cash received from Weston Presidio V, L.P. to partially fund the $15.0 million earnout due to the former stockholders of the Company; and

•	$1.3 million of stock issued to the former stockholders of the Company for the earnout payment, which was a non-cash transaction.

The equity investment of $15,001,463 included in the statement of cash flows is the $15.0 million receipt of cash from Cellu Parent Corporation for the APF Acquisition.

The following is a description of the two transactions that resulted in the components listed above:

In fiscal 2009, Cellu Parent Corporation made a $15.0 million cash payment to the Company in conjunction with the APF Acquisition. The Company disclosed this transaction in the first paragraph of Note 3 to its Consolidated Financial Statements, which states “The Company financed the cash portion of the purchase price with cash on-hand, the borrowings described in Note 6 and an equity contribution from the Parent.”

In fiscal 2009, the Company was required to make a $15.0 million earnout payment to the former stockholders of the Company (which payment was unrelated to the APF Acquisition). Note 1 to the Company’s Consolidated Financial Statements references this transaction, but it is more fully disclosed in Note 16 to the Consolidated Financial Statements on page F-32 of Amendment No. 1. Specifically, Note 16 states, “of the $15.0 million, $1.3 million was issued in stock of Cellu Parent, which was accounted for by the Company as a capital contribution from its Parent. The remaining $13.7 million was paid out in cash and funded by an equity contribution of $6.7 million by Weston Presidio to Cellu Parent and $7.0 million by Cellu Tissue, which was funded through borrowings on the Company’s revolving line of credit.”

The Company believes the footnote disclosures referenced above provide investors with sufficient disclosure of the related transactions and their impact on equity and the financing cash flows of the Company.

To enhance the Company’s disclosure, the Company proposes to make the following additional clarifying disclosures in its future Exchange Act filings with the Commission:

•	Revise existing language in Note 3 to the Consolidated Financial Statements to state the amount of the Weston Presidio V, L.P. equity investment in connection with the APF Acquisition as follows:

“The Company financed the cash portion of the purchase price with cash on hand, the borrowings described in Note 6 and a $15.0 million equity contribution from the Parent.”

•

Revise the line item disclosures in the financing section within the statement of cash flows to report the cash received from Weston Presidio V, L.P. to fund the earnout payment as an equity investment and report the cash portion of earnout payment gross, rather than net of the Weston Presidio V, L.P. payment that was used to fund the earnout as follows:

	Revised	As originally reported
Equity investment by shareholders	$21.7 million	$15.0 million
Cash portion of earnout payment	$(13.7) million	$(7.0) million

Securities and Exchange Commission

November 17, 2009

Report of Independent Certified Public Accountants, page F-50

28. Please advise BDO Seidman to revise its report to include the City and State of issuance. Please refer to Item 2-02(a) of Regulation S-X.

Response: BDO Seidman, LLP’s report has been revised as requested. See page F-50 of Amendment No. 1.

Part II

Underwriting, page 113

29. We note the reference in the last paragraph on page 116 to affiliates of Goldman Sachs having interests in your controlling shareholder. With a view to disclosure, advise us of the nature and extent of these relationships.

Response: The disclosure on page 120 of Amendment No. 1 has been revised as requested.

Item 15. Recent Sales of Unregistered Securities

30. We note the reference to exemptions claimed under “Section 4(2) of the Act and/or Regulation D.” Please identify which sales were made relying on Regulation D.

Response: The disclosure in Item 15 of Amendment No. 1 has been revised as requested.

31. Also, please revise to name the persons or identify the class of persons to whom the securities were sold. We refer you to, for example, “new stockholders,” “certain shareholders,” and “certain other parties.”

Response: The disclosure in Item 15 of Amendment No. 1 has been revised as requested.

Securities and Exchange Commission

November 17, 2009

Item 16. Exhibits and Financial Statements

32. Please file the legal opinion any other missing exhibits. We may have further comment. Also, we note that you failed to include the exhibits or schedules to some of your filed exhibits. As non-exclusive examples, please file a complete copy of Exhibit 4.2, Exhibit 10.14, and Exhibit 10.15.f.

Response: The Company will file a form of the legal opinion regarding the validity of the securities being offered with Amendment No. 2. The Company believes it has filed all material provisions of each of its exhibits. Using the Indenture dated June 3, 2009 contained in Exhibit 4.2 as an example, the Company notes that the Note Security Agreement and the Intercreditor Agreement were filed as Exhibits 10.1 and 10.2, respectively, to the Company’s Current Report on Form 8-K filed on June 8, 2009 (which agreements were also filed as Exhibits 10.27 and 10.26, respectively to the Registration Statement), which is why the forms were not refiled with the Indenture. The two schedules and the form of mortgage were not filed because they were deemed immaterial. The Company has determined that the other exhibits and schedules to the Indenture were not material to investors and, accordingly, did not file them with the Commission. In addition, with respect to the Credit Agreement dated June 12, 2006 contained in Exhibit 10.15, the Company has filed the Pledge and Security Agreement with Amendment No. 1.

33. Please advise why you do not provide the information concerning the ratio of earnings to fixed charges. See Item 601(b)(12).

Response: Pursuant to Item 503(d) of Regulation S-K, the Company has excluded the ratio of earnings to fixed charges because the Company is not registering debt securities.

Exchange Act Reports

34. Please revise your Exchange Act reports as necessary, to comply with the comments above.

Response: The Company acknowledges the Staff’s comment and will comply with the Staff’s comments in all future Exchange Act reports.

*  *  *  *

We hope the foregoing information is helpful. If we can be of any assistance in explaining these responses or the changes in Amendment No. 1, please let us know. Please contact me with any questions or comments at (212) 556-2294.

Very truly yours,

/s/ Tracy Kimmel
Tracy Kimmel

Securities and Exchange Commission

November 17, 2009

cc:	Jim Lopez - Securities and Exchange Commission
Damon Colbert - Securities and Exchange Commission
W. Edwin Litton - Cellu Tissue Holdings, Inc.
Alan J. Prince - King & Spalding LLP